SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G

             Under the Securities Exchange Act of 1934



                       SITEL CORPORATION
                        (Name of Issuer)



                     Common Stock, $.001 par
                  (Title of Class of Securities)



                            82980K 10 7
                          (CUSIP Number)





     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 82980K 10 7

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     James F. Lynch

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)

     / / a
     / / b

3)   SEC USE ONLY

4)   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF           (5)  SOLE VOTING POWER			  14,633,234
SHARES
BENEFICIALLY        (6)  SHARED VOTING POWER			   280,750
OWNED BY
EACH                (7)  SOLE DISPOSITIVE       7,719,250
REPORTING                POWER
PERSON WITH         (8)  SHARED DISPOSITIVE       270,750
                         POWER

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,633,234

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES (SEE INSTRUCTIONS)

     / /

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     23.20%

12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

SCHEDULE 13G

Item 1(a)  Name of Issuer:

     SITEL Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

     300 E. Lombard
     Suite 850
     Baltimore, Maryland  21202

Item 2(a)  Name of Person Filing:

     James F. Lynch

Item 2(b)  Address of Principal Office or, if none, Residence:

     300 E. Lombard
     Suite 850
     Baltimore, Maryland  21202

Item 2(c)  Citizenship:

     United States of America

Item 2(d)  Title of Class of Securities:

     Common Stock, par $.001

Item 2(e)  CUSIP Number:

     82980K 10 7

Item 3  If This Statement Is Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

     Not applicable

Item 4(a)  Amount Beneficially Owned:

     14,633,234* shares as of December 31, 1997

     *Includes 6,625,564 shares owned by other stockholders over which Mr. Lynch exercises voting control pursuant to a voting agreement. Also includes 280,750 shares held by two 501(c)(3) organizations established by Mr. Lynch. Mr. Lynch has shared voting and/or investment power with respect to these 280,750 shares but disclaims beneficial ownership thereof. Also includes shares which Mr. Lynch may acquire upon exercise of stock options exercisable within 60 days after December 31, 1997.


Item 4(b)  Percent of Class:

	23.20% (based on 63,076,542 shares outstanding as of December 31, 1997)


Item 4(c)  Number of shares as to which reporting person has:

   (i)  sole power to vote or to direct the vote - 		14,344,814
  (ii)  shared power to vote or direct the vote - 		   280,750
 (iii)  sole power to dispose or direct the disposition of -
		      7,719,250
  (iv)  shared power to dispose or direct the disposition of -
		      270,750

Item 5  Ownership of Five Percent or Less of a Class:

        Not applicable

Item 6  Ownership of More than Five Percent on Behalf of Another Person:

        Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

        Not applicable

Item 8  Identification and Classification of Members of the Group:

        Not applicable

Item 9  Notice of Dissolution of Group:

        Not applicable

Item 10  Certification:

        Not applicable


                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date: February 11, 1998.




      /s/ JAMES F. LYNCH
        James F. Lynch